AM 3.25.04

cm 3/23

SECURI 04017472 MISSION
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Lakes Capital Partners Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26016 Detroit Road - Suite 4
(No. and Street)

Westlake, (City) Ohio (State) 44145 (Zip Code)

RECD S.E.C.
MAR 1 2004
510

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick White (440) 250-9405
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS 3/25

OATH OR AFFIRMATION

I, Patrick White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Lakes Capital Partners Ltd, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MAUREEN MINADEO
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Jan. 7, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Great Lakes Capital Partners Ltd.

For the Year Ended December 31, 2003
With Independent Auditor's Report

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditor's Report

To the Members
Great Lakes Capital Partners Ltd.

We have audited the accompanying statement of financial condition of Great Lakes Capital Partners Ltd., a limited liability company, as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Lakes Capital Partners Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
February 18, 2004

Great Lakes Capital Partners Ltd.
Statement of Financial Condition
as of
December 31, 2003

Assets

Cash and cash equivalents	$ 518,931
Restricted cash	100,000
Receivables from clearing brokers and other broker-dealers	33,903
Receivables from referrals	173,441
Securities owned at market value	239,503
Furniture and equipment at cost, less accumulated depreciation of $15,976	53,769
Other assets	21,041
	$1,140,588

Liabilities and Members' Capital

Liabilities:	
Accounts payable and accrued expenses	$ 53,825
	53,825
Commitments and Contingency	
Members' capital	1,086,763
	$1,140,588

The accompanying notes are an integral part of these financial statements.

Great Lakes Capital Partners Ltd.
Notes to Financial Statements
For the Year Ended December 31, 2003

Note 1 – Organization and Operations

Great Lakes Capital Partners Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on January 19, 2002 and commenced operations on May 3, 2002. The company shall continue for forty (40) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the National Association of Securities Dealers, Inc. as a broker/dealer. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.

Note 2 – Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customers' Securities Transactions – Customers' securities transactions are recorded on a trade date basis.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes - There is no provision for income taxes in the accompanying financial statements. The members of this limited liability company are to include their respective share of profits and losses in their individual and corporate tax returns.

Accounts Receivable – Receivables from clearing broker and other broker-dealers is recorded at the amount expected to be collected with no allowance for doubtful accounts. This policy reflects historical performance and projected trends.

Cash and Cash Equivalents – For financial reporting purposes, cash and cash equivalents consist of cash and money market funds. The funds are highly liquid and readily accessible by the Company.

Restricted Cash – The Company has $100,000 on deposit with the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation pursuant to its clearing agreement.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commission receivables from clearing broker and other broker-dealers are recorded at the amount expected to be collected. Management reviews the collectibility of accounts receivable on a monthly basis. No allowance was deemed necessary at December 31, 2003.

Great Lakes Capital Partners Ltd.
Notes to Financial Statements (Cont'd)
For the Year Ended December 31, 2003

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $558,799 which was $308,799 in excess of its required net capital of $250,000.

Note 4 – Securities Owned at Market Value

Securities owned are carried at market value. The resulting difference between cost and market value is included in trading gains-net. Security transactions are recorded on a trade date basis. Realized gains or losses are calculated using the specific identification method. Investments at December 31, 2003 consist of the following:

	Cost	Market Value
Common stock	$177,884	$239,503
Total	$177,884	$239,503

Unrealized gain on investments of $61,619 is reported in the Statement of Operations. These securities are not readily marketable. They cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Note 5 – Commitments and Contingency

Leases:
The Company leases the property used for its main business location in Westlake, Ohio for sixty months starting February 1, 2002 expiring January 31, 2007 for $1,700 per month with an option to renew for two three year terms.

Future minimum lease payments follow:		
	2004	20,400
	2005	20,400
	2006	20,400
	2007	1,700
		$62,900

The Company entered into a lease for office space in New York, New York on August 5, 2003 for a period of 12 months for a base monthly fee of $1,600. Rent expense for this space was $8,875.

Clearing Agreement:
Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.